Exhibit (a)(13)

International Rectifier Questions Vishay’s Hypothetical Increase On Illusionary Offer

Vishay Has Yet to Make Any Adequate, Securely Financed Offer

EL SEGUNDO, CA – October 6, 2008 – International Rectifier Corporation (NYSE:IRF) today responded to the suggestion by Vishay Intertechnology, Inc. that it “would be willing to improve its offer” above $23.00 per share.

Richard J. Dahl, Chairman of the Board of International Rectifier said: “Our shareholders should not believe Vishay’s latest ploy.  With neither cash on hand nor committed financing, we do not believe that Vishay is in a position to provide ‘immediate value’ as it has suggested.  A hypothetical increase to an already hypothetical, highly conditional offer should be viewed as yet another attempt to distract shareholders from the serious risks of accepting Vishay’s nominees and bylaw proposals.”

“Vishay’s actions to date have made clear that it is determined to opportunistically capture the potential value to IRF shareholders without adequate compensation,” Mr. Dahl added.  “We are encouraged by the strong support of 3 of the 4 major proxy advisory firms and the vast majority of stock research analysts – essentially everyone who is interested in maximizing value for IRF shareholders rather than acting according to a philosophical platform.  Shareholder support for Vishay’s nominees and proposals would put individuals financed by a direct competitor and litigation opponent on the Board, and could be construed as an endorsement of a paltry offer –  materially damaging IRF’s negotiating leverage and significantly interfering with the implementation of our strategic plan.”

International Rectifier’s Board of Directors believes that it is in the best interests of the Company and all of the Company’s shareholders to vote the WHITE proxy or voting card FOR each of the Board’s nominees and vote AGAINST each of Vishay’s bylaw amendments.  If stockholders of IR have any questions or need assistance voting their shares, they can call D.F. King & Co., Inc., who is assisting IR, toll-free at 1-888-605-1957.

About International Rectifier

International Rectifier Corporation (NYSE:IRF) is a world leader in power management technology. IR’s analog, digital, and mixed signal ICs, and other advanced power management products, enable high performance computing and save energy in a wide variety of business and consumer applications.  Leading manufacturers of computers, energy efficient appliances, lighting, automobiles, satellites, aircraft, and defense systems rely on IR’s power management solutions to power their next generation products. For more information, go to www.irf.com.

Note: Statements made or implied in this release that are in the future tense or that are accompanied by words such as “will,” or variations of such words are “forward-looking” and involve risks and uncertainties that are not within International Rectifier’s control. A fuller explanation of these risks and uncertainties, including those related to the changes to the company’s internal controls and governance policies, is contained in International Rectifier’s periodic and other filings from time to time with the Securities and Exchange Commission.

# # #

Company contact:

Investors

Portia Switzer

310.726.8254

Chris Toth

310.252.7731

or
Media:
Kekst & Co.
Tom Davies, 212-521-4873
Roanne Kulakoff, 212-521-4837